Contact

www.linkedin.com/in/jimdukhovny
(LinkedIn)

Top Skills

Entrepreneurship

Startups

Software Architecture

Public Speaking

Leadership

Jim Dukhovny

CEO Alef Aeronautics
Palo Alto, California, United States

Summary

- Founder and CEO of Alef Aeronautics™ - first true flying car: electric car with driving and vertical takeoff
- Founder and CEO of SuperTranslator™ - animal communication AI software
- Founder and CEO of Prezera™ - live online presentations and webinars
- Founder and CEO of Intellectual Casino™ - live and online trivia competition
- President of Science Fiction Society of Silicon Valley - science and tech talks at Stanford
- Guest lecturer at Stanford, UC Berkeley, SJSU, Draper University
- Adviser to Stanford's Silicon Valley Design Thinking Club
- Contributed to building part of Walmart.com pricing system, Walmart.com item photo systems, Yahoo data center management system, SAP Ariba API system.
- Contributed to Microsoft Windows 10 schema - Cortana schema
- Education from Stanford University, Santa Clara University, UC Berkeley.

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Experience

Alef
President and CEO
April 2015 - Present (11 years)
San Mateo, CA

Founder and CEO of Alef Aeronautics Inc. - sustainable electric transportation company
Helped secure multiple rounds of funding with increased valuation.

Lead team to setting up business and creating a working environment leading to creation of a world's best transportation.

Lead business to $1B in purchase orders.

Changed the world forever.

SuperTranslator
President and CEO
April 2018 - Present (8 years)
Palo Alto, CA

Solo founded the company, hired a team, grew from concept to the product. Advised company through successful funding.

Part of LA36.

Science Fiction Society of Silicon Valley
President
January 2014 - September 2018 (4 years 9 months)
Stanford, California

Founded and became a president of a science fiction society at Stanford.

Hosted series of talks at Stanford on the subject of science fiction.

Intellectual Casino
Founder and CEO
March 2013 - July 2018 (5 years 5 months)
San Francisco Bay Area

Created a profitable franchise of intellectual live and online games. Combined trivia, logic, history into innovative gamification of education.

Became the largest live trivia and intellectual game provider in Silicon Valley and San Francisco metro area.

Expanded into online gaming.

Managed a team of 20 people.

SAP
Senior Software Engineer
January 2015 - June 2018 (3 years 6 months)
Palo Alto, CA

Architected and developed parts of the backend for the mobile system of Ariba, an SAP company.

Architected and directed open API system for Ariba allowing partners and customers to integrate Ariba into their own products utilizing Ariba API.

Created a secure gateway for using Ariba API system. Enabled multimillion dollar profit with API partner and customers scenarios.

Prezera - online presentations
Founder and CEO
April 2014 - June 2017 (3 years 3 months)
Mountain View, CA

Founded and led Prezera. Prezera allowed users to do PowerPoint style presentation online and manage them in the cloud. Prezera also allowed for doing distributed online and mobile presentation from your iPhone.
Prezera reached thousands of users per day and was climbing in the App Store ranking, being in top 10 in some countries.
Lead a team of 14 people which included developers, qa, user designers and business development.

Microsoft
Schema Architect / Software Engineer
May 2012 - October 2014 (2 years 6 months)
Sunnyvale, California

Architected and implemented schema storage for Cortana (Microsoft Personal Assistant), Windows Mobile Apps and Speech. Used xml, bond, c# and Microsoft proprietary frameworks using Microsoft Bond as storage mechanism.
Designed and implemented, as a part of a 5 person team, Relativity API – an API to provide a common interface for data to all Microsoft products. Designed and implemented business logic, permissions, and storage mechanisms.
Created various tools for Social Search development and enforcing engineering fundamental standards. Used c#, web services, html, css, xml.
As part of Innovation Pipeline participated in pitch sessions and created various products with prototypes and business plans. Did formal presentation to management. Created iPhone mobile application using NodeJs, Javascript, and WebSockets.

DjWizard Presents Nightclub Promotion
Founder and CEO
January 2002 - January 2013 (11 years 1 month)
San Francisco Bay Area

Created a profitable nightclub promotion business. Disrupted San Francisco nightclub entertainment industry with a new business model which created additional revenues for clubs such as #25 club in the world at that time "Ruby Skye" as well as individual promo organizations.

In addition, created a profitable event production business with large club events, public fashion shows and themed event production in San Francisco.

Yahoo!
Senior Software Engineer
2009 - 2012 (3 years)
Sunnyvale, Ca

Java, JSP, Javascript, CSS, XML, Web Services, MySql
Lead software datacenter management team in design and implementation.
Worked as a Front End and Back End Lead on Data Centers Automation tool for Yahoo technologies.
Designed, architected and implemented brand new product for Yahoo.
Worked in a multi-team agile environment building a product which communicated with other internal Yahoo systems and allowed users to monitor, alter and analyze workflow systems. Effectively solved issues such as scalability, performance and maintainability.
Worked on a complete vertical stack of modules required for dashboard/control type product. With Tomcat/Apache, MySQL, Java, Web Services, JSP, CSS and Javascript with use of YUI and Object Oriented Javascript.
Made formal presentations and produced prototypes. Worked closely with multiple teams, as well as UED and internal customers. Worked cross-functionally. Implemented code using industry standards and best practices such as Test Oriented Development, Progressive Enhancement and Semantic HTML. Validated code using industry tools such as JSList, w3schools html validator and various performance tools. Introduced new technologies.

Walmart eCommerce
Software Engineer
May 2004 - November 2009 (5 years 7 months)
Brisbane, California

Java, Struts, Ajax, CSS, JSLT, XML, Web Services
Worked as a Lead Engineer on major systems for Walmart.com. Worked as a Lead Engineer on Pricing Management System. Worked as a Lead Engineer on Imagery System.
Lead and trained 10 member team in development, including remote location team members. Architected, designed, developed multi-release multi-team projects.
Duties included: Development on top of existing Legacy systems as well as maintenance of those systems. Creating new systems and modules for Walmart.com (example: created new Imagery system). Release management

and on-call duties. Managing multi-branch environments (Dev, Test, Prod) including configuration and data setup. Apache/Tomcat servers configuration. Productions support: including SQL queries investigation, logging, configuration, user interviews. Web Services design, stub generation, installation and client testing. Unix Cron Tab and script management. Managing 3rd party remote integration for production and qa environments. Version control (via CVS) code management. File system Locking Mechanism Management. Debugging PLSQL code. Coding in Java, as well as languages and technologies listed above on Struts platform using IntelliJ and Eclipse on Windows in Linux environment.

Gave formal presentations to Engineering and Business on systems, prototypes of future products, and engineering innovations. Evaluated multimillion deal 3rd party products for Walmart.com.

NexTag
Software Engineer
2003 - 2004 (1 year)

Duties included: Working on designing and implementing Front End for the large website with 3.5 million monthly unique users. Modifying and creating new modules in the large infrastructure. Traffic management. Product information rendering, analyzing, displaying. Using Java, JSP and JavaScript to dynamically render web pages and interact with backend logic and databases

Nortel
Software Engineer
2000 - 2001 (1 year)

Java, JDBC,HTML,C++

Programming in Java, HTML, C++, JDBC, HTML, JavaScript for an application to process incoming and outgoing data requests. Created a GUI for a customer response application.

Was working on Symposium WEB Response Server Project (product of Nortel Networks):

Assisted the lead of a team to develop Agent Interface (GUI and server components), WEB E-mail response call center software, Symposium Web Central Portal (SWCP). SWCP is used to collect e-mails from customers and present it to specific call center agent for handling and responding back via e-mail or phone. Responsible for assisting the project management, architecture and design of the Agent Interface. Multi-tier web architecture is used. Agent interface is designed with the Java applet and HTML pages. Middle tier consists of the two servers. Java Server provides data to the applet using JDBC and Borland JBuilder JavaBean provider and dataset architecture with RMI. ActiveX server and ODBC are used for HTML pages data handling. Rational unified process, Rational Rose and UML was used for software development process. Agent Interface is developed with: Java 1.2/1.3, Swing 1.2/1.3, HTML, Microsoft ASP, Java Script, C++, JDBC.

Microlab
Software Engineer
1997 - 2000 (3 years)
Berkeley, CA

Using Java, C++, HTML, Shell Script created applications which processed data generated by wafer analyzing equipment. Created GUI user applications, which allowed users to do equipment management and maintenance via Java Applet. Developed a number of applications which graphically and textually presented real time data as well as integrated legacy database measurements.

PARC, a Xerox Company
Research Assistant
January 1996 - December 1996 (1 year)
Palo Alto, CA

Worked as an assistant to a research library at XEROX PARC. Helped scientists find materials and prepared necessary documents for scientist's work.

Education

University of California, Berkeley
Bachelor of Arts (B.A.)

Santa Clara University, Santa Clara
Masters, Computer Science

Stanford University
Stanford BUS-217, Business